Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2016 and 2015
(Expressed in United States dollars)

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

	Notes	March 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents		$7,171,748	$4,585,754
Trade and other receivables		8,582,428	8,987,392
Inventories		10,693,529	10,956,524
Prepaid expenses and other		337,162	394,617
		26,784,867	24,924,287
Non-current assets
Property and equipment, net		518,744	558,609
Intangible assets, net		4,550,131	4,724,490
Goodwill		4,090,962	4,097,751
Investment tax credits recoverable		5,076,349	4,985,139
Deferred income tax assets		1,784,413	2,218,848
		16,020,599	16,584,837
Total assets		$42,805,466	$41,509,124
LIABILITIES
Current liabilities
Trade and other payables		$2,323,728	$1,906,703
Accrued liabilities		2,223,207	2,375,107
Provisions		870,889	947,682
Deferred revenue		191,415	286,432
		5,609,239	5,515,924
Non-current liabilities
Long-term deferred revenue		25,068	45,889
Total liabilities		5,634,307	5,561,813
SHAREHOLDERS' EQUITY
Issued capital	6	39,850,648	39,850,648
Treasury shares		(320,750)	(320,750)
Contributed surplus		4,363,363	4,318,487
Accumulated other comprehensive loss		(4,656,874)	(4,673,811)
Deficit		(2,065,228)	(3,227,263)
Total shareholders' equity		37,171,159	35,947,311
Total liabilities and shareholders' equity		$42,805,466	$41,509,124
Commitments and Contingencies (Note 11)
See accompanying notes to the unaudited condensed interim consolidated financial statements.

Approved by the Board and authorized for issue on May 3, 2016

“ Fabio Doninelli”	“ James Topham”
Board of Directors	Board of Directors

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

		Three months ended March 31
	Notes	2016	2015

Revenue	8	$9,553,427	$8,410,325
Cost of sales	4	5,378,280	5,052,482
Gross profit	8	4,175,147	3,357,843

Expenses:
Selling and distributing	4	1,403,942	1,266,993
General and administrative	4	882,101	1,024,457
Product development	4	783,995	758,776
Less: Government contributions	4&5	(379,475)	(331,024)
(Gain)/loss on foreign exchange		(49,159)	177,749
Interest and bank charges		26,800	35,398
Total expenses		2,668,204	2,932,349

Earnings before income taxes		1,506,943	425,494

Current income tax recovery		-	(66,068)
Deferred income tax expense/(recovery)		344,908	(68,125)
Net earnings		$1,162,035	$559,687

Other comprehensive income (loss)
Items that may subsequently be reclassified to income:
Exchange differences on translation of operations in currencies other than United States dollars		16,937	(543,779)
Total comprehensive income		$1,178,972	$15,908

Net earnings per share
Basic earnings per share	7	$0.20	$0.10
Diluted earnings per share	7	$0.20	$0.10

Weighted average number of shares outstanding
Basic	6&7	5,766,952	5,766,177
Diluted	6&7	5,789,421	5,788,977

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

			Treasury	Contributed	Accumulated other		Total shareholders'
	Notes	Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2016		$39,850,648	$(320,750)	$4,318,487	$(4,673,811)	$(3,227,263)	$35,947,311
Net earnings for the period		-	-	-	-	1,162,035	1,162,035
Other comprehensive income		-	-	-	16,937	-	16,937
		39,850,648	(320,750)	4,318,487	(4,656,874)	(2,065,228)	37,126,283

Share-based payments	6	-	-	44,876	-	-	44,876
As at March 31, 2016		$39,850,648	$(320,750)	$4,363,363	$(4,656,874)	$(2,065,228)	$37,171,159

			Treasury	Contributed	Accumulated other		Total shareholders'
	Notes	Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2015		$39,850,648	$(326,527)	$4,371,778	$(3,033,963)	$(11,877,494)	$28,984,442
Net earnings for the period		-	-	-	-	559,687	559,687
Other comprehensive loss		-	-	-	(543,779)	-	(543,779)
		39,850,648	(326,527)	4,371,778	(3,577,742)	(11,317,807)	29,000,350

Share-based payments	6	-	-	53,951	-	-	53,951
As at March 31, 2015		$39,850,648	$(326,527)	$4,425,729	$(3,577,742)	$(11,317,807)	$29,054,301

See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

		Three months ended March 31
	Notes	2016	2015
Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the period		$1,162,035	$559,687
Adjustments for items not affecting cash:
Depreciation and amortization	4	229,328	328,049
Write-off of property and equipment		-	31,139
Unrealized foreign exchange loss		24,856	177,748
Acquisition loan cost amortization		-	2,262
Current income tax recovery		-	(66,068)
Deferred income tax expense/(recovery)		344,908	(68,125)
Share-based payments	6	44,876	53,951
Government contributions	5	(379,475)	(331,024)
Changes in non-cash working capital	9	233,338	(911,428)
Net cash flows provided by/(used in) operating activities		1,659,866	(223,809)

Investing activities:
Purchase of intangible assets, property and equipment		(23,418)	(56,095)
Net cash flows used in investing activities		(23,418)	(56,095)

Financing activities:
Repayment of acquisition loan		-	(980,000)
Government contributions	5	954,460	763,484
Net cash flows provided by/(used in) financing activities		954,460	(216,516)

Effect of foreign currency translation on cash and cash equivalents		(4,914)	340,221

Increase/(decrease) in cash and cash equivalents		2,585,994	(156,199)
Cash and cash equivalents, beginning of period		4,585,754	5,513,733
Cash and cash equivalents, end of period		$7,171,748	$5,357,534
Supplemental cash flow and other disclosures (Note 9 )
See accompanying notes to the unaudited condensed interim consolidated financial statements.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

1.	Basis of Preparation

Statement of Compliance

These condensed interim consolidated financial statements for the three months ended March 31, 2016 and 2015, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with IFRS as issued by the IASB and should be read in conjunction with the Company’s 2015 annual consolidated financial statements.

The condensed interim consolidated financial statements for the three months ended March 31, 2016 and 2015 have been approved and authorized for issue by the Board of Directors on May 3, 2016.

Change in Functional Currency

Effective January 1, 2016, the Company’s Canadian division of Sinclair Technologies has changed its functional currency from Canadian dollars to U.S. dollars. The Company performed an analysis of the primary and secondary indicators in IAS 21 The Effect of Changes in Foreign Exchange Rates, and determined that there has been an increased economic exposure to the U.S. dollar due to increased levels of U.S. dollar expenditures, as well as significant Canadian dollar pricing changes to raw materials, that are being influenced by the U.S. dollar. As a result of this increased exposure, management has determined that the functional currency of the Canadian division of the Sinclair Technologies is the U.S. dollars.

The Company has accounted for this change prospectively, as provided for under IAS 21, and any amounts that were previously accumulated in other comprehensive income (“AOCI”) prior to the change will continue to be included in AOCI until the disposal of the operation.

Seasonal Fluctuations

Quarterly results from the Company’s two operating segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In the Company’s Land Mobile Radio (“Sinclair Technologies”) segment, the first and second quarters are historically the strongest, as most of Sinclair Technologies’ customers build inventories as they commence installation in the fall and winter seasons. For the Satellite Communications segment, the third and fourth quarters are typically the strongest, as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in the Company’s quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders can vary and cannot be predicted with historical patterns.

2.	Significant Accounting Policies

The condensed interim consolidated financial statements have been prepared using accounting policies and accounting estimates consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2015.

3.	Significant Management Judgments and Estimation Uncertainty

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the condensed interim consolidated financial statements and accompanying notes.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

Actual amounts may ultimately differ from these estimates and assumptions.

The judgments, estimates and assumptions applied in the condensed interim consolidated financial statements, including key sources of estimation uncertainty, were the same as those applied in the Company’s last annual consolidated financial statements for the year ended December 31, 2015, with the exception of the change in functional currency for the Canadian division of Sinclair Technologies effective January 1, 2016 as described in Note 1.

4.	Cost of Sales and Expenses

	Three months ended March 31
	2016	2015
Cost of sales
Raw materials and overhead costs	$4,516,773	$4,209,423
Labour costs	839,553	819,306
Depreciation and amortization	21,954	23,753
	$5,378,280	$5,052,482

Selling and distributing expenses
Direct expenses	$549,241	$480,939
Labour costs	756,496	624,228
Depreciation and amortization	98,205	161,826
	$1,403,942	$1,266,993

General and administrative expenses
Direct expenses	$532,526	$546,121
Labour costs	489,050	543,605
Depreciation and amortization	64,398	90,793
	1,085,974	1,180,519
Capitalized to inventory/transfer to cost of sales	(203,873)	(156,062)
	882,101	1,024,457

Product development expenses
Direct expenses	$256,540	$192,332
Labour costs	498,355	514,767
Depreciation and amortization	44,771	51,677
	799,666	758,776
Capitalized to inventory/transfer to cost of sales	(15,671)	-
	783,995	758,776
Less: Government contributions (Note 5)	(379,475)	(331,024)
	$404,520	$427,752

Labour costs include wages, salaries, bonuses, sales commissions, share-based payments, social security contributions, extended health premiums, government medical services plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

5.	Government Contributions

For the three months ended March 31, 2016, the Company recorded government contributions of $379,475 (2015 - $331,024) as a reduction to product development expenses in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

Strategic Aerospace & Defense Initiative (“SADI I”)

As at March 31, 2016, the Company calculated the SADI I repayment amount to be $nil as the 2016 year-to-date gross business revenue did not meet the criteria for repayment pursuant to the repayment terms of the SADI I agreement and the Company’s accounting policy relating to SADI repayment.

Strategic Aerospace & Defense Initiative (“SADI II”)

For the three months ended March 31, 2016, the Company recorded $344,010 (2015 - $331,024) as a reduction to product development expenses related to SADI II in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income.

As at March 31, 2016, the Company has recorded total claims of Cdn$6,342,950 (December 31, 2015 -Cdn$5,828,102) of the maximum funding amount of Cdn$13,270,265 under SADI II.

As at March 31, 2016, reimbursements for eligible costs related to SADI II of $8,353 (December 31, 2015 -$625,380) were included in trade and other receivables.

For the three months ended March 31, 2016, total cash received under SADI II was $949,154 (2015 -$763,484).

SADI II repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2017 year-end and is capped at the lesser of 1.5 times the contribution received (actual amounts disbursed by the Minister). These amounts will be repaid over a period of 15 years, commencing in 2018. The annual repayment amount is calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

As at March 31, 2016, the Company did not accrue any liability for repayment relating to SADI II as the amount to be repaid cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

Industrial Research Assistance Program (“IRAP”)

For the three months ended March 31, 2016, the Company recorded $35,465 (2015 - $nil) as a reduction to product development expenses related to IRAP in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income.

As at March 31, 2016, the Company has recorded total claims of Cdn$66,139 (December 31, 2015 -Cdn$21,092) of the maximum funding amount of Cdn$150,000 under IRAP.

As at March 31, 2016, reimbursements for eligible costs related to IRAP of $45,398 (December 31, 2015 -$15,239) were included in trade and other receivables.

For the three months ended March 31, 2016, total cash received under IRAP was $5,306 (2015 - $nil).

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

6.	Issued Capital

Shares Issued and Outstanding

Total shares issued and outstanding as at March 31, 2016 and December 31, 2015 were 5,831,658 at a book value of $39,850,648.

Share Purchase Option Plan

During the three months ended March 31, 2016, a total of 57,642 stock purchase options were granted at an average exercise price of Cdn$5.99 and weighted average fair value of Cdn$1.49, which included 31,137 stock purchase options granted to a Director and senior management at an average exercise price of Cdn$5.92 and fair value of Cdn$1.47.

During the three months ended March 31, 2015, a total of 26,352 stock purchase options were granted at an average exercise price of Cdn$6.84 and weighted average fair value of Cdn$2.23, which included 4,642 stock purchase options granted to senior management at an average exercise price of Cdn$6.86 and fair value of Cdn$2.23.

Options typically vest in two years and expire five years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options. The weighted average assumptions used to estimate the fair value of options granted during the three months ended March 31, 2016 and 2015 were as follows:

	Three months ended March 31
	2016	2015
Risk-free interest rate	0.43%	0.53%
Expected life	2.5 years	3.1 years
Vesting period	2 years	2 years
Expected volatility	39%	47%
Expected dividends	Nil	Nil
Average fair value	Cdn$1.49	Cdn$2.20
Forfeiture rate	20%	18%

The exercise price of all share purchase options granted during the period is equal to the closing market price on the grant date. The Company calculated share-based payment from the vesting of share purchase options using the Black-Scholes Option Pricing Model with assumptions noted above and recorded related compensation expense as follows for the three months ended March 31, 2016 and 2015:

	Three months ended March 31
	2016	2015
Share-based payments - options	$5,673	$13,628

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

Share purchase options outstanding as at December 31, 2015 and March 31, 2016 were as follows:

		Weighted average
		exercise price
Share purchase options outstanding	Number of options	Cdn$
Balance, December 31, 2015	229,814	$6.03
Granted	57,642	$5.99
Expired	(25,000)	$7.96
Forfeited	(6,671)	$6.42
Balance, March 31, 2016	255,785	$5.82

The following table summarizes information pertaining to the Company’s share purchase options outstanding at March 31, 2016:

	Options outstanding			Options exercisable
			Weighted		Weighted
Range of	Number of	Weighted average	average	Number of	average
exercise prices	options	remaining contractual	exercise price	options	exercise price
Cdn$	outstanding	life (years)	Cdn$	exercisable	Cdn$
$0 to $4.99	40,600	0.86	4.81	40,100	4.80
$5.00 to $9.99	215,185	2.82	6.01	106,308	5.89
	255,785	2.51	5.82	146,408	5.59

Restricted Share Unit (“RSU”) Plan

The Company charged the following share-based payments to operating expenses in connection with the Company’s RSU plan, with a corresponding increase in contributed surplus:

	Three months ended March 31
	2016	2015
Share-based payments - RSUs	$39,203	$40,323

RSUs outstanding as at December 31, 2015 and March 31, 2016 were as follows:

No. of units
Balance, December 31, 2015	77,037
Granted	-
Vested	-
Forfeited	(1,397)
Balance, March 31, 2016	75,640

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

7.	Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share (“EPS”) calculations was as follows for the three months ended March 31, 2016 and 2015:

	Three months ended March 31
	2016	2015
Numerator
Net earnings	$1,162,035	$559,687

Denominator
Weighted average number of shares outstanding used to compute basic EPS	5,766,952	5,766,177
Dilution from exercise of stock options	22,469	22,800
Weighted average number of shares outstanding used to compute diluted EPS	5,789,421	5,788,977

Net earnings per share
Basic	$0.20	$0.10
Diluted	$0.20	$0.10

The calculation of assumed exercise of share purchase options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular share purchase options was not included.

8.	Segmented Information

The Company’s business operates primarily through two operating segments – Land Mobile Radio (“Sinclair Technologies”) and Satellite Communications. These operating segments are monitored by the Company’s chief operating decision makers, and strategic decisions are made on the basis of segment operating results.

The Company’s operating segments are strategic business units that offer different products and services. They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in the annual consolidated financial statements for the year ended December 31, 2015, except for the change in functional currency for the Sinclair Technologies operating segment effective January 1, 2016 (Note 3).

The following tables set forth sales and gross profit information by operating segments for the three months ended March 31, 2016 and 2015:

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

	Three months ended March 31
	2016	2015
Sales to external customers
Sinclair Technologies	$4,460,730	$4,644,798
Satellite Communications	5,092,697	3,765,527
	$9,553,427	$8,410,325

Gross profit
Sinclair Technologies	$2,189,815	$2,005,639
Satellite Communications	1,985,332	1,352,204
	$4,175,147	$3,357,843

The following table provides assets information by operating segments as at March 31, 2016 and 2015:

	Sinclair	Satellite
	Technologies	Communications	Consolidated
As at March 31, 2016
Total assets related to operations	$22,469,274	$20,336,192	$42,805,466
Property and equipment, net	$179,093	$339,651	$518,744
Intangible assets, net	$4,450,096	$100,035	$4,550,131

As at December 31, 2015
Total assets related to operations	$21,802,701	$19,706,423	$41,509,124
Property and equipment, net	$184,912	$373,697	$558,609
Intangible assets, net	$4,612,041	$112,449	$4,724,490

The Company generated revenues from external customers located in the following geographic locations:

	Three months ended March 31
	2016	2015

United States	$4,230,392	$4,885,804
Europe and other	4,263,320	2,221,194
Canada	1,059,715	1,303,327
	$9,553,427	$8,410,325

Substantially all of the Company’s property and equipment, intangible assets and goodwill are located in Canada.

Economic dependence:

For the three months ended March 31, 2016, two customers (2015 – nil) represented 38% of the Company’s consolidated revenue.

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

9.	Supplemental Cash Flow and Other Disclosures

	Three months ended March 31
	2016	2015
Changes in non-cash working capital:
Trade and other receivables	$(158,462)	$3,703
Inventories	265,144	(505,624)
Prepaid expenses and other	57,714	(62,396)
Trade and other payables	417,249	(542,229)
Accrued liabilities	(154,831)	(483,059)
Provisions	(76,793)	166,248
Deferred revenue	(116,683)	511,929
	$233,338	$(911,428)
Supplementary information:
Interest (received)/paid	$(1,558)	$14,505

10.	Related Party Transactions

The following table discloses the compensation amount of Board of Directors and key management personnel in the ordinary course of their employment recognized as an expense during the reporting periods. Key management personnel include the Company’s President and Chief Executive Officer, Chief Financial Officer and General Manager.

	Three months ended March 31
	2016	2015
Directors' fees	$22,945	$26,098
Short-term employee benefits	245,122	261,326
Share-based payments	36,104	38,549
Total	$304,171	$325,973

11.	Commitments and Contingencies

Future minimum payments at March 31, 2016 under purchasing commitments and operating lease obligations for each of the next two calendar years are approximately as follows:

	Inventory purchase	Operating lease
	obligations	obligations	Total
Remaining 2016	$5,217,465	$498,262	$5,715,727
2017	185,660	172,232	357,892
	$5,403,125	$670,494	$6,073,619

The Company has operating lease commitments extending to June 2017. The Company also enters into purchase commitments, including inventory purchase obligations in the normal course of business as disclosed above. In addition, the Company is required to make contingent repayment of SADI I and SADI II government contributions pursuant to the repayment terms of the agreement. As at March 31, 2016, the Company did not accrue any liability for repayment (Note 5).

Legal Proceedings

From time to time, the Company may be involved with legal proceedings relating to certain potential claims. Management is of the opinion, based on legal assessment and information available, that it is not

Norsat International Inc.
Notes to the Condensed Interim Consolidated Financial Statements
Three months ended March 31, 2016 and 2015
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

probable that any liability would be material in relation to the Company’s Condensed Interim Consolidated Statements of Financial Position.

12.	Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s financial statements presentation.